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SEC FILE NUMBER
8-44710

SEC Mail Processing

FEB 28 2022

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Integris Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1099 18th Street, Suite 2750
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stephen van den Heever	970-225-0425	stephen@integrispartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie & Company
(Name – if individual, state last, first, and middle name)

1785 W 2300 S	Salt Lake City	Utah	84119
(Address)	(City)	(State)	(Zip Code)

10/20/2003	Firm ID #457
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Stephen van den Heever, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Integris Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANDREW LANDON
Notary Public
State of Colorado
Notary ID # 20194032530
My Commission Expires 08-26-2023

Notary Public

Signature:

Title:
Managing Director

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Integris Securities, LLC

Financial Statements and Report
of
Independent Registered Public Accounting Firm

December 31, 2021

Table of Contents

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Equity Owners
Integris Securities LLC
Denver, CO

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Integris Securities LLC, (a Colorado limited liability company), as of December 31, 2021, and the related statements of income, changes in member's equity, and cash flows for the year then ended and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Integris Securities LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Integris Securities LLC's management. Our responsibility is to express an opinion on Integris Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Integris Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Integris

Securities LLC's financial statements. The supplemental information is the responsibility of Integris Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
February 22, 2022

We have served as Integris Securities LLC's auditor since 2009.

Integris Securities, LLC
Statement of Financial Condition
December 31, 2021

	2021
Assets	
Cash and cash equivalents	$ 104,282
Certificate of deposit	10,377
Prepaid expenses	3,632
Interest receivable	11
Total Current Assets	$ 118,302
Liabilities and Member's Equity	
Accrued expenses	$ 38,455
Total Current Liabilities	38,455
Member's Equity	
Member's equity	79,847
Total Liabilities and Member's Equity	$ 118,302

The accompanying notes are an integral part of these statements.

Integris Securities, LLC
Statement of Income and Member's Equity
For the Year Ended December 31, 2021

	2021
Revenues	
Success fees	$10,988,930
Interest	26
Total Revenues	10,988,956
Expenses	
Administrative expenses	126,783
Total Expenses	126,783
Net Income	10,862,173
Beginning Member's Equity	48,674
Capital distributions	(10,831,000)
Member's Equity	$ 79,847

The accompanying notes are an integral part of these statements.

Integris Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2021

	2021
Cash Flows From Operating Activities	
Transaction fees received	$ 10,988,930
Cash paid for service fees and other expenses	(105,001)
Net Cash From Operating Activities	10,883,929
Cash Flows from Financing Activities	
Distributions paid	(10,831,000)
Net Cash From Financing Activities	(10,831,000)
Net Change in Cash	52,929
Cash at Beginning of the Year	51,353
Cash at End of the Year	$ 104,282
Reconciliation of Net Income to Net Cash From Operating Activities	
Net income (loss)	$ 10,862,173
Interest gained on certificates of deposit	(47)
Changes in assets and liabilities:	
Increase (decrease) in:	
Prepaid Expenses	(684)
Interest Receivable	20
Accounts payable	22,467
Net Cash From Operating Activities	$ 10,883,929

The accompanying notes are an integral part of these statements.

1. Organization and Significant Accounting Policies

Organization and Nature of Business
Integris Securities, LLC (the Company) was incorporated in the State of Colorado and undertakes merger and acquisition advisory services, private placement services and other customer investment banking services on behalf of its clients. Prior to October 15, 2007, the company was a wholly-owned subsidiary of Colorado Financial Management, Inc., a Colorado Corporation engaged in the financial planning business. The company was a dealer in mutual funds and variable annuities only, promptly transmitted all funds to investment product families, delivered all securities received in connection with its activities, and did not hold funds or securities for, or owe money or securities to, customers.

The Company was acquired during 2007 and became the wholly owned subsidiary of Integris Holdings, LLC. The nature of the Company's operations subsequently changed from the sale of mutual fund and variable annuities to investment banking advisory services for mergers and acquisitions.

Basis of Presentation
The Statement of Financial Condition of the Corporation is prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of changes in financial position, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

Investments
Certificate of deposit totaling $10,377 are held by the Company as of December 31, 2021. The certificate bears interest of .15% and has a maturity of twenty-four months with penalty for early withdrawal. Any penalties for early withdrawal would not have a material effect on the financial statements.

1. Organization and Significant Accounting Policies (continued)

Revenue Recognition
The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC 606") and follows the ASC 606 five step model to revenue recognition as follows:

Step 1: Identify the contract with a customer
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to the performance obligations in the contract
Step 5: Recognize revenue when the Company satisfies a performance obligation, generally over time or at a point in time.

Success fees. The Company provides advisory services on mergers and acquisitions. Success fees under advisory arrangement are generally recognized at the point in time that the performance obligation under the contract is completed (the closing date of the transaction). Success fees are typically received on the closing date of the transaction. There are no receivables from customers as of December 31, 2021

Income Taxes
Integris Securities, LLC is considered a pass-through entity for tax purposes. The Company believes that it has no uncertain tax positions as of December 31, 2021. Tax years that remain subject to examination are years 2018 and forward.

Subsequent Events
The Company has evaluated subsequent events through February 8, 2022, the date which the financial statements were available to be issued. During this period, the Company was not aware of any material recognizable subsequent events.

2. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1(a)(3) of the Securities and Exchange Commission, the Company is required to maintain a minimum of $5,000 net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis. At December 31, 2021, the Company had net capital of $76,048.

3. Related Party Transactions

In 2007, the Company entered into an agreement with its parent company, Integris Holdings, LLC for the provision of funds for operating purposes. At December 31, 2021, there was no amount due to the parent company.

The Company also pays certain administrative expenses to Integris Holdings, LLC. In 2021, the Company paid $39,600. Additionally, the Company paid distributions of $10,831,000 to Integris Holdings, LLC in 2021.

4. Concentrations of Risk

The Company is engaged in the business of providing investment banking advisory services for mergers and acquisitions. Fee income can vary due to fluctuations in the volume of transactions, the dollar value of transactions between buyers and sellers, and the percentage charged for services to those engaged by the Company. The Company's fees are impacted by global, national regional and local economic forces

The following summarizes revenue concentrations by customer for the year ended December 31, 2021:

	2021
Customer A, B, C, and D	100%

Integris Securities, LLC

Supplementary Information

Integris Securities, LLC
Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1
December 31, 2021

		2021
Net Capital		
Total member's equity	$	79,847
Deductions		
Disallowed prepaid expenses		(3,632)
Non-customer interest receivable		(11)
Haircuts		(156)
Total Deductions		(3,799)
Total Net Capital	$	76,048
Aggregate Indebtedness		
Payables and accruals		38,455
Total Aggregate Indebtedness	$	38,455
Computation of Basic Net Capital Requirements		
6 2/3% of aggregate indebtedness	$	2,564
Minimum net capital	$	5,000
Greater of the two amounts	$	5,000
Capital in excess of required minimum	$	71,048
Ratio of aggregate indebtedness to net capital		0.51

There was no difference between the Computation of Net Capital included in this report above and the schedule included in the Company's corresponding FOCUS Report Form IIA on December 31, 2021.

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

Report of Independent Registered Public Accounting Firm
Exemption Report Review

The Board of Directors and Equity Owners
Integris Securities LLC
Denver, CO

We have reviewed management's statements, included in the accompanying Integris Securities LLC's Exemption Report, in which Integris Securities LLC (the Company) stated that they are a non-covered Firm, and will not claim an exemption from 17 C.F.R. §240.15c3-3, in reliance on Footnote 74 of the Securities and Exchange Commissions Release #34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. During the reporting period, the Company has represented that it did not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Accordingly, the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Integris Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Integris Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the Securities and Exchange Commission Release #34-70073of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
February 22, 2022

We have been the Company's auditors since 2009

Integris Securities, LLC

EXEMPTION REPORT

Integris Securities, LLC, (Firm) is a registered broker-dealer subject to Rule 17-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

1. The Firm is not claiming an exemption from 17 C.F.R. § 240. 15c3-3 under paragraph (k). The Firm is filing the exemption report in reliance on footnote 74 of the 2013 SEC Release 34-70073.

2. The Firm is engaged in the private placement of securities, mergers and acquisitions advisory services and investment banking activities.

3. As a Non-Covered Firm that does not claim an exemption under paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)), during the reporting period the Firm affirms that it (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3). These conditions were met throughout the most recent fiscal year without exception.

Integris Securities, LLC

I, Robert Heilbronner, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Managing Member

February 22, 2022

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

The Board of Directors and Equity Owners
Integris Securities LLC
Denver, Colorado

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Integris Securities LLC and the SIPC, solely to assist you and SIPC in evaluating Integris Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Integris Securities LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Board of Directors and Equity Owners of Integris Securities LLC and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
February 22, 2022

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SEC Mail Processing

FEB 2 8 2022

Washington, DC

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12-31-21

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Integris Securities, LLC
1099 18th Street, Suite 2750
Denver, CO 80202

FINRA # 30061
SEC # 8-44710

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kim Collins 303-797-0550

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$16483.43
B.	Less payment made with SIPC-6 filed (exclude interest) 7-12-21 Date Paid	(2400.00)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	14083.43
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$14083.43
G.	PAYMENT: √ the box Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐ Total (must be same as F above) $14083.43	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Integris Securities, LLC
(Name of Corporation, Partnership or other organization)

Kimberly L. Collins
(Authorized Signature)

Financial and Operational Principal
(Title)

Dated the 11 day of January, 20 22.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1-1-21 and ending 12-31-21

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$10988956
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$10988956
2e. General Assessment @ .0015	$16483.43

(to page 1, line 2.A.)